AUGUST 13, 1997


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


            APPLICATION FOR AN EXEMPTIVE ORDER UNDER SECTION 2(a)(7)
               OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                _________________


                            CALENERGY COMPANY, INC.
                         302 S.36th Street, Suite 400
                             Omaha, Nebraska 68131

                 (Name of company filing this application
                and address of principal executive offices)

                                   ________


                             Steven A. McArthur, Esq.
                    Senior Vice President, General Counsel
                                 and Secretary
                            CALENERGY COMPANY, INC.
                         302 S.36th Street, Suite 400
                             Omaha, Nebraska 68131
                                (402) 231-1640

          (Number, address and telephone number of agent for service)

                                    ________


                                   Copies to:

         Clifford M. Naeve, Esq.                    Peter J. Hanlon, Esq.
     Skadden, Arps, Slate, Meagher &              Willkie Farr & Gallagher
              Flom LLP                               One Citicorp Center
       1440 New York Avenue, N.W.                   153 East 53rd Street
        Washington, D.C.  20005                   New York, New York 10022




                     APPLICATION FOR EXEMPTIVE ORDER UNDER
                            SECTION 2(a)(7) OF THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                    CalEnergy Company, Inc. and all of its direct and indirect subsidiaries ("CalEnergy") hereby submits this application to the Securities and Exchange Commission (the "Commission") for an order under Section 2(a)(7) of the Public Utility Holding Company Act of 1935 (the "Act") declaring that, under the circumstances described herein, CalEnergy is not a holding company under clause (A) of Section 2(a)(7) of the Act with respect to New York State Electric & Gas Corporation, a New York corporation ("NYSEG").

          Information Concerning CalEnergy

                    CalEnergy, together with its subsidiaries, is a United States-based global power company that generates, distributes and supplies electricity to utilities, government entities, retail customers and other customers. CalEnergy, through its subsidiaries, is engaged in the development, ownership and operation of independent power production facilities in the U.S. and worldwide, primarily utilizing geothermal resources, natural gas and hydroelectric or other energy sources.
          In addition, through its U.K. subsidiary, Northern Electric plc ("Northern"), a regional U.K. electric utility, CalEnergy is engaged in the distribution and supply of electricity in northeast England, as well as the generation and supply of electricity (together with other related business activities) in other regions in England and Wales. Northern and all of CalEnergy's foreign generating projects are Foreign Utility Companies ("FUCOs") under Section 33 of the Act. For the year ended December 31, 1996 and the three months ended March 31, 1997, CalEnergy had total revenues of $576.22 million and $566.00 million, respectively, and net income of $92.5 million and $27.4 million, respectively.

                    In addition to its ownership interests in FUCOs, CalEnergy also has ownership interests in Qualifying Facilities under the Public Utility Regulatory Policies Act of 1978. CalEnergy does not own voting securities of or otherwise control any "public utility company" within the scope of Section 2(a)(5) of the Act.

          Information Concerning NYSEG

                    The information contained in this application with respect to NYSEG is based solely on publicly available information filed by NYSEG with the Commission and has not been independently verified.

                    NYSEG was organized under the laws of the State of New York in 1852. NYSEG's principal business is generating, purchasing, transmitting and distributing electricity and purchasing, transporting and distributing natural gas. NYSEG is a "public utility company" under the Act. NYSEG's service territory, 99% of which is located outside the corporate limits of cities, is in the central, eastern and western parts of the State of New York. The service territory has an area of approximately 19,600 square miles and a population of 2,400,000. NYSEG serves approximately 808,000 electric customers and 238,000 natural gas customers. For the years 1996, 1995 and 1994, 84%, 85% and 84%, respectively, of operating revenue was derived from electric service and the balance was derived from natural gas service.

                    For the fiscal year ended December 31, 1996, NYSEG had operating revenues of $2.06 billion and earnings available for common stock of $168.71 million. For the three months ended March 31, 1997, NYSEG had operating revenues of $588.13 million and earnings available for common stock of $79.66 million. As of March 31, 1997, NYSEG had total assets of $5.08 billion.

                    NYSEG's common stock, par value $6.66-2/3 per share (the "Common Stock") and other securities of NYSEG are registered pursuant to Section 12(b) or Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and are listed for trading on the New York Stock Exchange. Accordingly, NYSEG is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission relating to its business, financial position, results of operations and other matters.

                    NYSEG is authorized to issue 90,000,000 shares of Common Stock, which is the only class of outstanding securities of the Company generally entitled to vote. As of April 30, 1997, 68,502,727 shares of Common Stock were issued and outstanding. Holders of Common Stock have cumulative voting rights for the election of directors (who are divided among three classes) and one vote per share for all other purposes. The holders of a majority of the outstanding shares of stock of NYSEG entitled to vote at a meeting constitute a quorum for purposes thereof.

          Background

                    On July 15, 1997, CE Electric (NY) Inc., a New York corporation and a wholly owned subsidiary of CalEnergy (the "Purchaser"), announced its intention to commence an offer (the "Offer") to purchase 6,540,670 shares of Common Stock at $24.50 per share, net to the seller in cash, without interest thereon, on the terms and conditions set forth in the Purchaser's Offer to Purchase and related Letter of Transmittal. The Purchaser has not conducted any business except in connection with the Offer, which formally commenced on July 18, 1997. The purpose of the Offer is to enable the Purchaser to acquire that number of shares of Common Stock that, together with the 241,100 shares of Common Stock beneficially owned by an affiliate of the Purchaser, will represent 9.9% of the total number of shares of NYSEG Common Stock outstanding.

                    Following completion of the Offer (which is currently anticipated to occur on August 14), the Purchaser intends to seek regulatory approvals permitting the acquisition and ownership of 100% of the outstanding Common Stock and thereafter to acquire all of the outstanding Common Stock it does not then own. In order to make such acquisition, which may be by means of a subsequent offer and a related merger (the "Subsequent Offer") or a subsequent merger (the "Subsequent Merger"), such Subsequent Offer or Subsequent Merger would be subject to a number of conditions to which the Offer is not subject, including the receipt of regulatory approvals from such agencies as the Public Service Commission of the State of New York, the Pennsylvania Public Utility Commission, the Nuclear Regulatory Commission and the Federal Energy Regulatory Commission. As a result of these regulatory approval requirements, the Purchaser believes that the Subsequent Offer or Subsequent Merger will not be capable of being consummated for a significant period of time, currently expected to be 6-12 months.

                    Although the Offer's intent is to increase
          CalEnergy's holdings of Common Stock to 9.9% of the outstanding shares, it is unlikely that the Purchaser will be able to ascertain the precise number of shares that constitute 9.9% of the outstanding Common Stock at the time of the Offer's consummation. This is because the Offer is being made on an unsolicited basis, and NYSEG has to date either refused outright to inform the Purchaser or delayed informing the Purchaser of its exact number of outstanding shares; indeed, the Purchaser has had to bring suit against NYSEG to compel NYSEG to produce shareholder lists and security position
          listings.(1)    Therefore, the Purchaser intends to
          consummate the Offer by purchasing 6,540,670 shares of Common Stock, which together with the Common Stock owned by an affiliate of the Purchaser represent 9.9% of the outstanding Common Stock based on NYSEG's last disclosure of its total number of outstanding shares of Common Stock in its Form 10-Q for the fiscal quarter ended March 31, 1997.

          ----------------
          1 Verified Petition, filed July 31, 1997, in In the Matter of the Application of CE Electric (NY) Inc.
               v. New York State Electric & Gas Corporation
               (Supreme Court of the State of New York, Tompkins
               County).


                    However, because the Purchaser can not be certain how many shares of Common Stock will be outstanding as of the consummation of the Offer due to NYSEG's refusal or delay in providing accurate information, it is possible that CalEnergy will inadvertently hold more than 9.9% of the outstanding Common Stock. This risk is heightened by the fact that NYSEG has in existence a stock repurchase program, and CalEnergy does not know how many shares may have been purchased under such program before its Offer commenced.

          Statutory Authority

                    If the Offer results in CalEnergy owning 10% or more of the outstanding Common Stock, the Commission is authorized by Section 2(a)(7) of the Act ("Section
          2(a)(7)") to declare that CalEnergy is not a holding company if the Commission finds that CalEnergy:

               (i) Does not, either alone or pursuant to an arrangement or understanding with one or more other persons, directly or indirectly control NYSEG either through one or more intermediary persons or by any means or device whatsoever,

               (ii) is not an intermediary company through which such control is exercised, and

               (iii) does not, directly or indirectly, exercise (either alone or pursuant to an arrangement or understanding with one or more other persons) such a controlling influence over the management or policies of NYSEG as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that CalEnergy be subject to the obligations, duties, and liabilities imposed by the Act upon holding companies.

                    CalEnergy will exceed the 9.9% threshold only
          (i) if NYSEG does not timely and publicly update its disclosure regarding its total number of outstanding shares of Common Stock, and as a result CalEnergy inadvertently purchases a greater percentage of the outstanding Common Stock than intended or (ii) if, following consummation of the Offer, NYSEG were to repurchase outstanding shares so that CalEnergy would inadvertently exceed the 9.9% limit. CalEnergy does not intend to acquire more than 9.9% of the outstanding Common Stock without complying with the regulatory requirements that may be associated with the acquisition of 10% or more of the outstanding Common Stock, including, inter alia, securing necessary regulatory approvals. As described below, CalEnergy will promptly reduce its holdings of Common Stock if it discovers, through subsequent disclosure or as a result of subsequent actions by NYSEG, that it inadvertently owns more than 9.9% of the outstanding Common Stock. Therefore, CalEnergy and NYSEG should not be considered to constitute a holding company system.

          CalEnergy Should Not Be Deemed a Holding Company under
          Section 2(a)(7)

                    So long as CalEnergy owns less than 10% of the outstanding Common Stock, CalEnergy would not come within the definition of "holding company" set forth in Section 2(a)(7). If NYSEG makes available timely and accurate information regarding the number of outstanding shares of Common Stock or does not take other actions (such as repurchasing shares following consummation of CalEnergy's Offer), CalEnergy will be able to ensure that CalEnergy does not inadvertently acquire more than 9.9% of such shares pursuant to the Offer. However, if NYSEG does not make such information available on a timely basis, or subsequently takes such actions, it would be inequitable and would serve no statutory purpose to impose holding company status upon CalEnergy. The Purchaser is seeking to consummate a partial tender offer in accordance with the rules and regulations promulgated by the Commission without triggering application of the Act. Whether the Purchaser succeeds in this lawful goal should not be contingent upon NYSEG providing up-to-date information regarding its number of outstanding shares of Common Stock or NYSEG subsequently not repurchasing shares to cause CalEnergy to exceed the 9.9% threshold. This would be a particularly inequitable result under the current circumstances where, as discussed above, NYSEG has in place a stock repurchase program with unknown impact. Under such circumstances, no purchaser can be certain, despite its best efforts, how many shares of Common Stock it may acquire before becoming subject to the Act's jurisdiction.

                    In order to proceed with the Offer without the benefit of NYSEG's cooperation, the Purchaser intends to determine how many shares of Common Stock it may purchase based upon NYSEG's most current disclosure. If NYSEG subsequently discloses a lower number of outstanding shares of Common Stock or takes actions to reduce that number of outstanding shares and CalEnergy learns that CalEnergy thereby inadvertently has acquired more than 9.9% of the outstanding Common Stock, CalEnergy will cause the Purchaser or another affiliate to sell shares of Common Stock so as to reduce CalEnergy's total holdings to no more than 9.9% of the outstanding Common Stock. Such sale or sales will be consummated as expeditiously as possible, but in any event would be completed within ten business days after CalEnergy learns of NYSEG's number of outstanding shares of Common Stock.

                    Finally, CalEnergy's ownership interest upon consummation of the Offer will not be sufficient to allow CalEnergy to directly or indirectly control or exercise a controlling influence over NYSEG. In fact, NYSEG's Board has vehemently opposed CalEnergy's Offer. All the shares of Common Stock enjoy the same rights and privileges.
          The holders of Common Stock are entitled to one vote for each share held and are not permitted to cumulate their votes except in electing NYSEG's directors, who are divided among three classes. The quorum for shareholder meetings of NYSEG is a majority of the outstanding shares entitled to vote, which generally implicates only the Common Stock. NYSEG is a New York corporation, and two-thirds of all outstanding shares of Common Stock are required for approval of mergers pursuant to the New York Business Corporation Law. As a result, upon consummation of the Offer CalEnergy will lack sufficient shares to prevent the formation of a quorum, or to block a merger or similar transaction. CalEnergy thus will not have the ability, by reason of any inadvertent and temporary ownership of 10% or more of NYSEG's Common Stock, to control or influence NYSEG's management or policies unless the Subsequent Offer or Subsequent Merger is consummated.

                    WHEREFORE, CalEnergy prays that the Commission issue its order pursuant to Section 2(a)(7) of the Act declaring that CalEnergy is not a holding company with respect to NYSEG.

                                   CALENERGY COMPANY, INC.

                                   By: /s/ Steven A. McArthur
                                      -----------------------------
                                      Name:  Steven A. McArthur
                                      Title: Senior Vice President,
                                               General Counsel and
                                               Secretary




          -  -  -  -  -  -  -  -  -  -  -  -
          COUNTY OF NEW YORK

          STATE OF NEW YORK
          -  -  -  -  -  -  -  -  -  -  -  -


                                 VERIFICATION

                    Before me, a notary public, on this day
          personally appeared Steven A. McArthur, known to me to be the person whose name is subscribed to in the foregoing application and, being by me first duly sworn, declared, under oath, that he is familiar with such application and the transactions described therein, and that, to the best of his knowledge, information and belief, the information contained therein is true.

                    Given under my hand and seal of office this 12th day of August, 1997.

                              /s/ Stephen Seidman
                              --------------------------------
                              Notary Public, State of New York

                              My Commission Expires: 12/20/97

                                                  [Seal]




                                                          EXHIBIT 1


                    Proposed Notice of Application for an
                   Exemptive Order Under Section 2(a)(7) of
                the Public Utility Holding Company Act of 1935

                    Notice is hereby given that the following filing has been made with the Commission pursuant to the provisions of the Act and the rules promulgated thereunder. All interested persons are referred to the application for complete statements of the proposed transaction summarized below. The application and any amendments thereto are available for public inspection through the Commission's Office Of Public Reference.

                    Interested persons wishing to comment or
          request a hearing on the application should submit their
          views in writing by                       , 1997 to the
          Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on CalEnergy at 302 S.36th Street, Suite 400, Omaha, Nebraska 68131. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application, as filed or as amended, may be granted and/or permitted to become effective.

                    CalEnergy Company, Inc. and all of its direct and indirect subsidiaries ("CalEnergy") has filed an application for a declaration that CalEnergy is not a holding company under clause (A) of Section 2(a)(7) of the Act with respect to New York State Electric & Gas Corporation, a New York corporation ("NYSEG").

                    CalEnergy, together with its subsidiaries, is a United States-based global power company that generates, distributes and supplies electricity to utilities, government entities, retail customers and other customers. CalEnergy, through its subsidiaries, is engaged in the development, ownership and operation of independent power production facilities in the U.S. and worldwide, primarily utilizing geothermal resources, natural gas and hydroelectric or other energy sources.
          In addition, through its U.K. subsidiary, Northern Electric plc ("Northern"), a regional U.K. electric utility, CalEnergy is engaged in the distribution and supply of electricity in northeast England, as well as the generation and supply of electricity (together with other related business activities) in other regions in England and Wales. Northern and all of CalEnergy's foreign generating projects are Foreign Utility Companies ("FUCOs") under Section 33 of the Act. In addition to its ownership interests in FUCOs, CalEnergy also has ownership interests in Qualifying Facilities under the Public Utility Regulatory Policies Act of 1978.
          CalEnergy does not own voting securities of or otherwise control any "public utility company" within the scope of
          Section 2(a)(5) of the Act.

                    According to publicly available information filed by NYSEG with the Commission that has not been independently verified by CalEnergy, NYSEG was organized under the laws of the State of New York in 1852. NYSEG's principal business is generating, purchasing, transmitting and distributing electricity and purchasing, transporting and distributing natural gas. NYSEG's service territory, 99% of which is located outside the corporate limits of cities, is in the central, eastern and western parts of the State of New York. The service territory has an area of approximately 19,600 square miles and a population of 2,400,000. NYSEG serves approximately 808,000 electric customers and 238,000 natural gas customers. For the years 1996, 1995 and 1994, 84%, 85% and 84%, respectively, of operating revenue was derived from electric service and the balance was derived from natural gas service.

                    NYSEG's common stock, par value $6.66-2/3 per share (the "Common Stock") and other securities of NYSEG are registered pursuant to Section 12(b) or Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and are listed for trading on the New York Stock Exchange. Accordingly, NYSEG is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission relating to its business, financial position, results of operations and other matters.

                    CalEnergy states that on July 15, 1997, CE
          Electric (NY) Inc., a New York corporation and a wholly owned subsidiary of CalEnergy (the "Purchaser"), announced its intention to commence an offer (the "Offer") to purchase 6,540,670 shares of Common Stock at $24.50 per share, net to the seller in cash, without interest thereon, on the terms and conditions set forth in the Purchaser's Offer to Purchase and related Letter of Transmittal. The Purchaser has not conducted any business except in connection with the Offer, which formally commenced on July 18, 1997. The purpose of the Offer is to enable the Purchaser to acquire that number of shares of Common Stock that, together with the 241,100 shares of Common Stock beneficially owned by an affiliate of the Purchaser, will represent 9.9% of the total number of shares of NYSEG Common Stock outstanding.

                    CalEnergy states that following completion of the Offer, the Purchaser intends to seek regulatory approvals permitting the acquisition and ownership of 100% of the outstanding Common Stock and thereafter to acquire all of the outstanding Common Stock it does not then own. In order to make such acquisition, which may be by means of a subsequent offer and a related merger (the "Subsequent Offer") or a subsequent merger (the "Subsequent Merger"), such Subsequent Offer or Subsequent Merger would be subject to a number of conditions to which the Offer is not subject, including the receipt of regulatory approvals from such agencies as the Public Service Commission of the State of New York, the Pennsylvania Public Utility Commission, the Nuclear Regulatory Commission and the Federal Energy Regulatory Commission. As a result of these regulatory approval requirements, the Purchaser believes that the Subsequent Offer or Subsequent Merger will not be capable of being consummated for a significant period of time, currently expected to be 6-12 months.

                    CalEnergy states that although the Offer's intent is to increase CalEnergy's holdings of Common Stock to 9.9% of the outstanding shares, it is unlikely that the Purchaser will be able to ascertain the precise number of shares that constitute 9.9% of the outstanding Common Stock at the time of the Offer's consummation. This is because the Offer is being made on an unsolicited basis, and NYSEG has to date either refused outright to inform the Purchaser or delayed informing the Purchaser of its exact number of outstanding shares; indeed, the Purchaser has had to bring suit against NYSEG to compel NYSEG to produce shareholder lists and security position listings. Therefore, the Purchaser intends to consummate the Offer by purchasing 6,540,670 shares of Common Stock, which together with the Common Stock owned by an affiliate of the Purchaser represent 9.9% of the outstanding Common Stock based on NYSEG's last disclosure of its total number of outstanding shares of Common Stock in its Form 10-Q for the fiscal quarter ended March 31, 1997. However, because the Purchaser can not be certain how many shares of Common Stock will be outstanding as of the consummation of the Offer due to NYSEG's refusal or delay in providing accurate information, it is possible that CalEnergy will inadvertently hold more than 9.9% of the outstanding Common Stock. This risk is heightened by the fact that NYSEG has in existence a stock repurchase program, and CalEnergy does not know how many shares may have been purchased under such program before its Offer commenced.

                    CalEnergy states that so long as CalEnergy owns less than 10% of the outstanding Common Stock, CalEnergy would not come within the definition of "holding company" set forth in Section 2(a)(7). If NYSEG makes available timely and accurate information regarding the number of outstanding shares of Common Stock or does not take other actions (such as repurchasing shares following consummation of CalEnergy's Offer), CalEnergy will be able to ensure that CalEnergy does not inadvertently acquire more than 9.9% of such shares pursuant to the Offer. However, if NYSEG does not make such information available on a timely basis, or subsequently takes such actions, it would be inequitable and would serve no statutory purpose to impose holding company status upon CalEnergy. The Purchaser is seeking to consummate a partial tender offer in accordance with the rules and regulations promulgated by the Commission without triggering application of the Act. Whether the Purchaser succeeds in this lawful goal should not be contingent upon NYSEG providing up-to-date information regarding its number of outstanding shares of Common Stock or NYSEG subsequently not repurchasing shares to cause CalEnergy to exceed the 9.9% threshold. This would be a particularly inequitable result under the current circumstances where, as discussed above, NYSEG has in place a stock repurchase program with unknown impact. Under such circumstances, no purchaser can be certain, despite its best efforts, how many shares of Common Stock it may acquire before becoming subject to the Act's jurisdiction.

                    CalEnergy further states that in order to proceed with the Offer without the benefit of NYSEG's cooperation, the Purchaser intends to determine how many shares of Common Stock it may purchase based upon NYSEG's most current disclosure. If NYSEG subsequently discloses a lower number of outstanding shares of Common Stock or takes actions to reduce that number of outstanding shares and CalEnergy learns that CalEnergy thereby inadvertently has acquired more than 9.9% of the outstanding Common Stock, CalEnergy will cause the Purchaser or another affiliate to sell shares of Common Stock so as to reduce CalEnergy's total holdings to no more than 9.9% of the outstanding Common Stock. Such sale or sales will be consummated as expeditiously as possible, but in any event would be completed within ten business days after CalEnergy learns of NYSEG's number of outstanding shares of Common Stock.

                    Finally, CalEnergy states that CalEnergy's ownership interest upon consummation of the Offer will not be sufficient to allow CalEnergy to directly or indirectly control or exercise a controlling influence over NYSEG. In fact, NYSEG's Board has vehemently opposed CalEnergy's Offer. All the shares of Common Stock enjoy the same rights and privileges. The holders of Common Stock are entitled to one vote for each share held and are not permitted to cumulate their votes except in electing NYSEG's directors, who are divided among three classes. The quorum for shareholder meetings of NYSEG is a majority of the outstanding shares entitled to vote, which generally implicates only the Common Stock. NYSEG is a New York corporation, and two-thirds of all outstanding shares of Common Stock are required for approval of mergers pursuant to the New York Business Corporation Law. As a result, upon consummation of the Offer CalEnergy will lack sufficient shares to prevent the formation of a quorum, or to block a merger or similar transaction. CalEnergy thus will not have the ability, by reason of any inadvertent and temporary ownership of 10% or more of NYSEG's Common Stock, to control or influence NYSEG's management or policies unless the Subsequent Offer or Subsequent Merger is consummated.